UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              Xpedior Incorporated
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                          (Title of Class of Securities)

                                  98413B 10 0
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                                 (CUSIP Number)

           Kathleen B. Horne, Esq.                         With a copy to:
  Senior Vice President and General Counsel         Richard F. Langan, Jr., Esq.
                 PSINet Inc.                              Nixon Peabody LLP
             44983 Knoll Square                          437 Madison Avenue
          Ashburn, Virginia  20147                    New York, New York  10022
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
  and Communications)


                               September 12, 2000
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note.

     This Amendment No. 1 to Schedule 13D amends and supplements Items 6 and 7 of the statement on Schedule 13D (the "Schedule 13D") filed on June 26, 2000 by PSINet Inc., a New York corporation ("PSINet"), and PSINet Consulting Solutions Holdings, Inc. (formerly known as PSINet Consulting Solutions, Inc.), a Delaware corporation that is a wholly owned subsidiary of PSINet ("PSINet Consulting").

     Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure:

     PSINet Consulting and the board of directors of the Issuer have previously approved an amendment (the "Charter Amendment") to the Issuer Certificate of Incorporation to eliminate Article Thirteenth, which prohibited the Issuer, for so long as PSINet Consulting is the holder of record of a majority of the voting stock of the Issuer on a per vote basis, from issuing or selling any Issuer capital stock, other than shares issued pursuant to the Issuer Stock Incentive Plan, without the consent of the holders of a majority of the voting stock of the Issuer. The Charter Amendment will automatically become effective 20 days after the mailing of an information statement to the stockholders of the Issuer describing the Charter Amendment and prepared in accordance with Regulation 14C of the Securities Exchange Act of 1934, as amended (such effective date, the "Effectiveness Date").

     In connection with the Charter Amendment, PSINet, PSINet Consulting and the Issuer have entered into an Agreement dated as of September 12, 2000 (the "Agreement"), which prohibits the Issuer, from and after the Effectiveness Date and subject to the exceptions described in the next sentence, from taking any of the following actions without the prior written consent of PSINet: (a) issuing, delivering, selling or granting (i) any shares of capital stock of the Issuer,
(ii) any security convertible into or exchangeable for any shares of capital stock of the Issuer or (iii) any option, conversion right, exchange right or warrant obligating the Issuer to issue, deliver, sell or grant any shares of capital stock of the Issuer, or (b) entering into any other agreement or commitment of any nature whatsoever obligating the Issuer to issue, deliver, sell or grant any shares of capital stock of the Issuer. Under the Agreement, the Issuer may, from and after the Effectiveness Date and without PSINet's consent, (a) issue shares of its common stock in connection with acquisitions, subject to limitations on the number of shares issuable in connection with each individual acquisition and with all acquisitions in the aggregate and to certain other limitations, (b) issue, deliver, sell and/or grant shares of its common stock or options to purchase shares of its common stock pursuant to and in accordance with the Issuer's Stock Incentive Plan and (c) issue, deliver, sell and/or grant up to 2,000,000 shares of its common stock or options to purchase shares of its common stock pursuant to and in accordance with the terms of the Issuer's Employee Stock Purchase Plan. The Agreement will terminate automatically on the first date upon which PSINet is no longer the direct or indirect holder of record of a majority of the Issuer's outstanding voting stock entitled to vote generally in the election of directors calculated on a per vote basis.

     This summary of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 7.

Item 7.  Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

     7. Agreement, dated as of September 12, 2000, among PSINet, PSINet Consulting and the Issuer.

     8. Joint Filing Agreement, dated as of September 12, 2000, between PSINet and PSINet Consulting.

Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2000            PSINet Inc.



                                      By:  /s/ Kathleen B. Horne
                                          -------------------------------------
                                          Kathleen B. Horne
                                          Senior Vice President



Dated:  September 12, 2000            PSINet Consulting Solutions Holdings, Inc.



                                       By: /s/ Margaret G. Reed
                                           -------------------------------------
                                           Margaret G. Reed
                                           Senior Vice President

                                    EXHIBIT 7

                                    AGREEMENT

     This AGREEMENT (this "Agreement"), dated as of September 12, 2000, is entered into by and among PSINet INC., a New York corporation ("PSINet"), PSINet CONSULTING SOLUTIONS HOLDINGS, INC., a Delaware corporation formerly known as Metamor Worldwide, Inc. ("PSINet Consulting") and XPEDIOR INCORPORATED, a Delaware corporation ("Xpedior").

     WHEREAS, pursuant to that certain Agreement and Plan of Merger dated as of March 21, 2000 by and among PSINet, PSINet Consulting and PSINet Shelf IV Inc., PSINet acquired all of the issued and outstanding shares of capital stock of PSINet Consulting;

     WHEREAS, PSINet Consulting owns approximately 80% of the issued and outstanding capital stock of Xpedior;

     WHEREAS, PSINet Consulting and Xpedior have approved an amendment (the "Charter Amendment") to the Xpedior Certificate of Incorporation to eliminate Article Thirteenth, which prohibits Xpedior, for so long as PSINet Consulting is the holder of record of a majority of the voting stock of Xpedior on a per vote basis, from issuing or selling any Xpedior capital stock, other than shares issued pursuant to the Xpedior Stock Incentive Plan, without the consent of the holders of a majority of the voting stock of Xpedior;

     WHEREAS, the Charter Amendment will automatically become effective 20 days after the mailing of an information statement to the stockholders of Xpedior describing the Charter Amendment and prepared in accordance with Regulation 14C of the Securities Exchange Act of 1934, as amended (such effective date, the "Effectiveness Date"); and

     WHEREAS, in connection with the Charter Amendment, PSINet, PSINet Consulting and Xpedior wish to enter into this Agreement relating to the issuance of capital stock by Xpedior from time to time;

     NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     1.       Prohibition Against Issuance of Xpedior Securities.

              Except as expressly otherwise provided in Section 2 of this Agreement, from and after the Effectiveness Date, Xpedior shall not, without the prior written consent of PSINet, (a) issue, deliver, sell or grant (i) any shares of capital stock of Xpedior, (ii) any security convertible into or exchangeable for any shares of capital stock of Xpedior, or (iii) any option, conversion right, exchange right or warrant obligating Xpedior to issue, deliver, sell or grant any shares of capital stock of Xpedior, or (b) enter into any other agreement or commitment of any nature whatsoever obligating Xpedior to issue, deliver, sell or grant any shares of capital stock of Xpedior.

     2.       Exceptions to Prohibition Against Issuance of Xpedior Securities.

              The restrictions set forth in Section 1 of this Agreement shall not apply under the following circumstances:

              (a) Xpedior may issue shares of common stock of Xpedior in partial or complete satisfaction of Xpedior's obligation to pay the purchase price in one or more "Qualified Acquisitions." For purposes of this Agreement, the term "Qualified Acquisition" will mean the acquisition by Xpedior, with the prior approval of the Board of Directors of Xpedior, of (i) all of the outstanding capital stock of a company, (ii) all or substantially all of the assets of a company, or (iii) a discreet division or line of business of a company. Notwithstanding the foregoing, Xpedior shall not, without the prior written consent of PSINet, issue shares of common stock of Xpedior having an aggregate value (as determined by reference to the average closing price of a share of common stock of Xpedior for the five trading days ending on the last trading day prior to the issuance of the stock being valued) in excess of US$5,000,000 per Qualified Acquisition or US$25,000,000 in the aggregate for all such Qualified Acquisitions. In no event shall Xpedior issue, deliver, sell or grant any share of common stock of Xpedior in exchange for consideration having a value less than the average closing price of a share of common stock of Xpedior for the five trading days ending on the last trading day prior to the issuance of the stock being valued.

              (b) Xpedior may issue, deliver, sell and/or grant shares of common stock of Xpedior or options to purchase shares of common stock of Xpedior pursuant to and in accordance with Xpedior's Stock Incentive Plan.

              (c) Xpedior may issue, deliver, sell and/or grant up to 2,000,000 shares of common stock of Xpedior or options to purchase shares of common stock of Xpedior pursuant to and in accordance with the terms of an Xpedior employee stock purchase plan approved by the Board of Directors of Xpedior.

     3.       Termination.

              This Agreement shall automatically terminate on the first date upon which PSINet is not the direct or indirect holder of record of a majority of the outstanding voting stock of Xpedior entitled to vote generally in the election of directors calculated on a per vote basis.

     4.       General Provisions

              (a) This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect thereto. This Agreement may be amended only by a written instrument signed by the parties hereto. No provision of this Agreement may be waived without a written instrument signed by the waiving party. The failure of any party to insist, in any one or more instances, on performance of any of the terms or conditions of this Agreement will not be construed as a waiver or relinquishment of any rights granted hereunder or of the future performance of any such term, covenant or condition, and the obligations of the parties with respect thereto shall continue in full force and effect.

              (b) This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. A facsimile copy of an original signature shall be deemed an original signature.

              (c) This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors in interest and permitted assigns. Neither this Agreement nor any of the rights or obligations hereunder (or under any document delivered pursuant hereto) may be assigned by a party hereto without the prior written consent of the other parties.

              (d) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to any conflict or choice of laws, rules or principles.

              (e) Each party represents and acknowledges that, in the negotiation and drafting of this Agreement, it has been represented and relied upon the advice of counsel of its choice. Each party hereby affirms that its counsel has had a substantial role in the drafting and negotiation of this

Agreement. Therefore, each party agrees that no rule of construction to the effect that any ambiguities are to be resolved against the drafter shall be employed in the interpretation of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.


                                      PSINET INC.

                                      By:      /s/ Kathleen B. Horne
                                              ----------------------------------
                                      Name:   Kathleen B. Horne
                                      Title:  Senior Vice President

                                      PSINET CONSULTING SOLUTIONS HOLDINGS, INC.

                                      By:      /s/ Margaret G. Reed
                                              ----------------------------------
                                      Name:   Margaret G. Reed
                                      Title:  Senior Vice President

                                      XPEDIOR INCORPORATED

                                      By:      /s/ Caesar J. Belbel
                                              ----------------------------------
                                      Name:   Caesar J. Belbel
                                      Title:  Senior Vice President

                                   EXHIBIT 8

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the Schedule 13D (Amendment No. 1) under the Securities Exchange Act of 1934, as amended, relating to shares of the common stock, par value $0.01 per share, of Xpedior Incorporated to which this Agreement is an Exhibit and which is to be filed with the Securities and Exchange Commission is filed on behalf of each of the undersigned.

     This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

DATED:  as of September 12, 2000

                                      PSINet INC.


                                      By:      /s/ Kathleen B. Horne
                                              ----------------------------------
                                      Name:   Kathleen B. Horne
                                      Title:  Senior Vice President



                                      PSINet CONSULTING SOLUTIONS HOLDINGS, INC.


                                      By:      /s/ Margaret G. Reed
                                              ----------------------------------
                                      Name:   Margaret G. Reed
                                      Title:  Senior Vice President